AMERICAN MOLD GUARD, INC.

30270 Rancho Viejo Road

Suite E

San Juan Capistrano, California 92675

August 6, 2007

VIA FACSIMILE TRANSMISSION AND EDGAR

Ms. Elaine Wolff, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

RE:	American Mold Guard, Inc.
Registration Statement on Form S-3
Filed on July 5, 2007
File No. 333-144365

Ms. Wolff:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, American Mold Guard, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement become effective at 2:00p.m., Eastern Time, on Tuesday, August 7, 2007, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, American Mold Guard, Inc.

By:	/s/ Thomas Blakeley
Thomas Blakeley Chief Executive Officer

Cc:	Ms. Angela McHale